UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009

Commission File Number: 001-33766

AGRIA CORPORATION
Room 1701, 17/F, Dutyfree Business Building
Fuhua First Road, Futian District
Shenzhen 518048, China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agria Corporation
By	:	/s/ Xie Tao
Name	:	Xie Tao
Title	:	Chief Executive Officer

Date: November 20, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

Exhibit 99.1
Agria Intends to Participate in PGG Wrightson’s Rights Issue
and Purchase Convertible Redeemable Notes
Beijing, China — November 19, 2009 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), today announced its intention to participate in PGG Wrightson’s (NZX ticker PGW) fully underwritten pro rata renounceable rights issue.
PGG Wrightson announced today its intention to raise NZ$180.7 million through a fully underwritten pro rata renounceable rights issue. PGG Wrightson’s shareholders will be entitled to subscribe for nine new shares for every eight shares held by such shareholders on the record date of November 26, 2009. The issue price for the new shares is NZ$0.45 per share. A Simplified Disclosure Prospectus for the issue has been registered by PGG Wrightson with the New Zealand Companies Office and is available on its company’s website www.pggwrightson.co.nz. Copies of the prospectus will be mailed to eligible PGG Wrightson shareholders from November 27, 2009 to November 30, 2009.
Agria will be eligible to participate in the rights issue with respect to the 41.1 million shares it will receive by way of the placement announced on October 16, 2009, which will entitle Agria to subscribe for 46.2 million shares in the rights offer at an aggregate price of NZ $20.8 million.
The share issue and related agreements will result in a realignment of shareholdings between PGG Wrightson’s existing cornerstone shareholders, Rural Portfolio Investments Limited (RPI) and Pyne Gould Corporation Limited (PGC), and Agria.
RPI currently has a shareholding of 27.5 percent and has undertaken to sell to Agria 56.8 million of the rights due to it under the rights issue. Agria intends to take up these rights at an aggregate issue price of NZ$25.6 million. Of their remaining rights, RPI has indicated to PGG Wrightson that they will take up at least 2.7 million rights. Upon completion of the rights issue, it is expected that RPI will have an equity interest of at least 11.8 percent in PGG Wrightson.
PGC, which currently has a shareholding of 20.7 percent of PGG Wrightson, has committed to take up all of its entitlement under the issue. Upon completion of the issue, PGC will have an equity interest of approximately 18.3 percent in PGG Wrightson. The reduction from the present holding of 20.7 percent to 18.3 percent reflects dilution resulting from the placement of PGG Wrightson shares to Agria referred to above.
As a result of Agria’s participation in the rights issue and intention to exercise rights purchased from RPI, Agria is expected to reach a shareholding of 19.0 percent in PGG Wrightson. Agria will be entitled to nominate up to two directors to PGG Wrightson’s Board following the completion of the rights offer.
Agria also intends to subscribe for convertible redeemable notes (CRNs) in PGG Wrightson to the amount of approximately NZ$32.5 million. The CRNs placement is expected to be completed in January 2010. The proceeds from the CRNs will be invested as new capital into PGG Wrightson Finance Limited, a wholly-owned subsidiary of PGG Wrightson, to enhance its regulatory capital and provide greater liquidity for its future growth.
The New Zealand Government has approved Agria’s investment, following a review by the New Zealand Overseas Investment Office.
About Agria Corporation
Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products. For more information about Agria Corporation, please visit www.agriacorp.com.
Contacts:

In China:	In the U.S.:
John Layburn	David Pasquale
Chief Strategy and Compliance Officer	Senior Vice President
China Tel: 86-10-8438 1031	U.S. Tel: +914-337-1117
john.layburn@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.